UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP Acquires InfoSum dated 03 April 2025, prepared by WPP plc.

FOR IMMEDIATE RELEASE	3 April 2025

WPP Acquires InfoSum in Major Investment in its AI-Driven Data Offer

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Acquisition marks major strategic step forward for WPP's AI-driven data offer, transforming the breadth and scale of data intelligence for WPP clients and leapfrogging traditional identity-based solutions

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Allows WPP's clients to maximize the value of their first-party data with privacy-enhancing connections to data providers and media partners, powering campaigns across the entire marketing ecosystem

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Embeds an AI-enabled, safe and secure infrastructure within WPP Open for data-driven marketing and AI model training for WPP and its clients

WPP today announced the acquisition of InfoSum, the world's leading data collaboration platform. InfoSum will join GroupM, WPP's media investment group, to power the creation of a new generation of AI-enhanced marketing solutions for clients, delivered through the industry's most powerful and secure data infrastructure.

The acquisition is a major strategic step forward for WPP's AI-driven data offer, giving WPP and its clients immediate access to the industry's largest cross-platform source of privacy-safe, actionable data for marketing intelligence, audience targeting, and AI model training.

InfoSum's patented cross-cloud data collaboration technology radically transforms the way companies generate audience intelligence by making it possible to connect data sources across the marketing ecosystem without moving or exposing data. By integrating InfoSum's capabilities with WPP Open - WPP's intelligent marketing operating system - WPP clients can safely unlock the full potential of their customer data, enriched through advanced AI.

Now, using federated learning techniques, WPP clients will be able to generate new marketing intelligence based on their first-party data and the universe of data signals available to them through the InfoSum network, WPP's data assets, and GroupM's media intelligence. Clients can rapidly build, train, and deploy custom AI models that utilize these diverse datasets, generating insights and audiences instantly, optimizing campaigns across the entire marketing ecosystem, and delivering measurable improvements in campaign performance within hours rather than weeks.

InfoSum's extensive global data network represents hundreds of billions of data signals across multiple dimensions of data from media platforms including Channel 4, DIRECTV, ITV, Netflix, News Corp, and Samsung Ads, as well as major retailers around the world and identity and data partners including Experian, TransUnion, Circana, Dynata, and NCSolutions.

The acquisition accelerates WPP's creation of 'Intelligence Beyond Identity' for clients, enabling marketers to use 100% of their business intelligence and leapfrog traditional identity-based solutions that depend on decades-old, deteriorating databases weakened by cookie deprecation, platform fragmentation, and splintering audience match rates.

Mark Read, CEO of WPP, said: "At WPP, we have been building the technology and data infrastructure that will give our clients a unique competitive advantage in the AI era. Bringing InfoSum into WPP is a major step forward for our data capabilities and the results we can deliver for our clients. It allows clients to stay in complete control of their first-party data, while also giving them access to vastly greater quantities of high-quality, privacy-compliant data and pioneering technology that is not available anywhere else in the market today."

Brian Lesser, CEO of GroupM, commented: "Directly integrating InfoSum's global data network and technology infrastructure will allow our clients to create even more value from their first-party data and enable us to train client AI models against the most data, from the most places, at unprecedented scale and speed. Our approach recognizes the importance of identity data to today's marketing strategies while allowing us to take advantage of the limitless opportunities for growth we can create by moving beyond them. As more and more clients leverage our AI-first solutions, every client model, every audience, and every campaign will benefit from network effects that will exponentially increase their intelligence and competitive advantage."

Lauren Wetzel, CEO of InfoSum, added: "InfoSum's mission has always been to reimagine how data powers marketing in a secure, privacy-first, and, most importantly, impactful way for advertisers and consumers. WPP and GroupM are the perfect partners to help us accelerate our impact on a truly global scale. We couldn't be more excited to join forces with the team at GroupM as privacy and security become non-negotiables, and AI allows us to redefine what's possible for advertisers and our network of media and data partners."

InfoSum's technology enables WPP clients to swiftly deploy secure data environments optimized for federated learning, allowing marketers to rapidly scale their custom AI models and onboard their data faster and more easily than ever before. InfoSum's infrastructure will remain interoperable with existing platforms and partners to ensure current and future customers can continue driving growth through secure data collaboration. Companies interested in becoming a partner, can learn more at https://www.infosum.com/company/our-partners.

As part of the acquisition, Lauren Wetzel will remain CEO of InfoSum. Wetzel will take on the additional role as Chief Solutions Officer for GroupM, working cross-functionally to develop data-driven products and solutions for clients of WPP and GroupM.

ENDS

Further information
WPP Communications
press@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 03 April 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary